Rothschild Investment LLC

Statement of Financial Condition
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-16429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ROTHSCHILD INVESTMENT LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

311 SOUTH WACKER DRIVE, SUITE 5900
(No. and Street)

CHICAGO	IL	60606-6618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CURTIS ELLERGODT	630-448-5711	cellergodt@rothschildinv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WIPFLI LLP
(Name – if individual, state last, first, and middle name)

1 N. WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/18/2003	344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>CURTIS ELLERGODT</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>ROTHSCHILD INVESTMENT LLC</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
KYLE DEPASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/06/2025



Signature: _____

Title: _____
CHIEF FINANCIAL OFFICER



Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Member of of Rothschild Investment LLC

Opinion on the Financial Statement

We have audited the statement of financial condition of Rothschild Investment LLC as of December 31, 2023 and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of Rothschild Investment LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rothschild Investment LLC's management. Our responsibility is to express an opinion on Rothschild Investment LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Rothschild Investment LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Wipfli LLP

We have served as Rothschild Investment LLC's auditor since 2019.
April 01, 2024
Lincolnshire, Illinois

Rothschild Investment LLC

Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	1,922,386
Receivable from and deposit with clearing broker		1,158,498
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization of $18,768)		46,729
Prepaid expenses		213,663
Other assets		742,739
Total assets	$	4,084,015
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	880,504
Total liabilities		880,504
Member's Equity		3,203,511
Total liabilities and member's equity	$	4,084,015

See Notes to Financial Statements.

Rothschild Investment LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Organization and Significant Accounting Policies

Nature of organization: Rothschild Investment LLC (the Company) (formerly Rothschild Investment Corporation) is a registered securities broker-dealer and a registered investment adviser. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company's designated examining authority is the Financial Industry Regulatory Authority ("FINRA"). As an investment adviser, the Company provides investment management services to individuals, trusts and retirement plans.

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of those Rules. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker. Any customer checks or securities received are promptly transmitted to the clearing broker.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or the economic useful lives of the improvements.

Revenue recognition: The revenue recognition policies are as follows:

- Asset Management: Investment advisory fees are based on contractual rates applied to assets managed and recognized as earned. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided. Fees are received quarterly and are recognized as revenue over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.
- Commissions and related clearing expenses are recorded on a trade-date basis. The Company buys and sells securities on behalf of its customers. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Rothschild Investment LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Organization and Significant Accounting Policies (Continued)

Revenue recognition: **(continued)**

- Commission revenue also includes mutual fund revenues consisting primarily of sales charges earned on open-end funds and 12b-1 distribution and/or service fees from open-end funds and money market funds. The Company may receive fees paid by the funds up front (sales charges) or over time (distribution /service fees). The Company believes that its performance obligation is the sale of securities to investors and as such is fulfilled on trade date. Distribution/service fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Distribution service fees are accrued monthly as services are provided and amounts are determinable.
- Other revenue consists of managing the capital contributions relating to private placements in a fund, in which the Company receives and earns fees on a quarterly basis, derived as a percentage of the aggregate capital contributed. The Company believes that its performance obligation is met because it has completed its duties around overseeing the capital contributions relating to private placements in a timely manner. consist of credits to customers.
- Rebates consist of credits to customers. Rebates are recorded when quantifiable and are shown as reduction of commissions or advisory fees on the statement of operations.

The following contract assets and liabilities are presented under the requirements of Topic 606:

	1/1/2023	12/31/2023
Fee Receivables	$ 289,052	$ 384,829
Deferred Fees	$ 318,951	$ 200,670
Revenue recognized in the period from: Amounts included in the contract liability at the beginning of the period	$ 318,951	

Fee receivables are included in other assets and deferred fees are included in accounts payable and accrued liabilities on the financial statement of condition.

The incremental costs of obtaining a contract with a customer are incurred by the Company only when a new contract is obtained. The following are incremental costs that the Company incurs: Commissions and Investment Advisory fees paid to the Company's investment representatives as well as clearing expenses. The Company elected a practical expedient for recording the incremental costs of obtaining a contract with the customer, wherein the Company recognizes such costs as incurred.

Deposits with Clearing Broker: The amounts shown as deposits with clearing broker represents the balances held by clearing broker of uninvested cash, money market funds and unsettled securities.

Income taxes: The Company operates as a single member limited liability company and is considered a disregarded entity for United States income tax reporting purposes. Consequently, the Sole Member recognizes profits and losses of the Company and any related tax liability thereon, on its individual income tax return.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and

Rothschild Investment LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Organization and Significant Accounting Policies (Continued)

Income taxes: **(continued)**

liability in the current year. As of December 31, 2021 management has determined that there are no material uncertain tax positions.

The Company is generally not subject to examination by the U.S. Federal and state tax authorities for tax years before 2021.

Leases: The Company accounts for its leases under ASC 842, Leases. The Company determines if an arrangement is, or contains, a lease at inception date. If the contract provides the Company the right to substantially all the economic benefits and the right to direct the use of the identified asset, it is considered to be or contain a lease. Right-of-use assets and the related liabilities result from operating leases.

Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligations to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The ROU asset also includes any lease payments made and adjusted for lease incentive and initial direct costs incurred. The discount rate used is the implicit rate in the lease contract, if readily determinable, or the Company's incremental borrowing rate. The implicit rates of our leases are not readily determinable, and accordingly, the Company uses the estimated incremental borrowing rate in determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs are recognized on a straight-line basis over the lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments. Variable components of the lease payments such as fair market value adjustments, utilities, and maintenance costs are expensed as incurred and not included in determining the present value of lease liabilities. The lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. The Company has lease agreements with lease and non-lease components which are accounted for as a single lease component.

As an accounting policy election, the Company excludes short-term leases having initial terms of 12 months or less under the lease accounting guidance and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Leases containing termination clauses in which either party may terminate the lease without cause given a notice period less than 12 months are deemed short-term leases with lease costs included in short-term lease expense. Lease expense is recognized on a straight-line basis over the lease term. Please see Note 5 for additional information on leases.

Subsequent events: The Company has evaluated subsequent events through April 1, 2024, the date at which the financial statements were available to be issued. In January 2024 the Company declared and paid a $500,000 distribution to its owners. The Company has concluded that no other events have occurred subsequent to April 1, 2024, which require consideration as adjustments to or disclose in its financial statements.

Rothschild Investment LLC

Notes to Statement of Financial Condition

Note 2. Receivable from and Deposit with Clearing Broker

The Company clears customer transactions on a fully disclosed basis and proprietary transactions through the Company's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2023, consist of the following:

Cash	$	10,273
Money market funds		1,046,475
Deposit		100,000
Fees receivable		1,750
	$	1,158,498

The deposit is required to be maintained in accordance with the Company's agreement with the clearing broker.

At December 31, 2023, deposits with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased, if any.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Financial assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial investment.

Rothschild Investment LLC

Notes to Statement of Financial Condition

Note 3. Fair Value Measurements (Continued)

The following table presents the Company's financial assets and liabilities measured at fair value at December 31, 2023 using the fair value hierarchy:

Description	Level 1	Total
Assets		
Receivable from and deposit with clearing broker -		
Money market funds	$ 1,046,475	$ 1,046,475
	$ 1,046,475	$ 1,046,475

Money market funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

As of December 31, 2023, the Company had no financial instruments categorized as Level 2 or Level 3 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2023 consisted of the following:

Furniture and equipment	$	65,497
Less accumulated depreciation		(18,768)
	$	46,729

Note 5. Leases

Effective December 1, 2023, the Company assigned its noncancelable operating lease which was previously set to expire in March 2033 to its holding company, Sentinus Holdings LLC (d/b/a Rothschild Holdings LLC). This resulted in a transfer of net assets totaling $951,513, and a gain of $1,317,326 that was recognized on the derecognition of the lease and is shown in the statement of operations.

On a go-forward basis, the Company is subject to an expense sharing agreement with its holding company, that provides the Company with office space based on square footage used. The agreement is in renewable three-month terms, cancelable upon 30 days prior written notice. This information is outlined below in Note 7.

At December 31, 2023, the Company had no operating leases.

Note 5.   Leases (Continued)

The following summarizes quantitative information about the Company's operating leases:

Lease cost		
Operating lease cost	$	169,041
Short-term lease cost		32,960
Total lease cost	$	202,001

Note 6.   Profit Sharing Plan

The Company has a discretionary profit-sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Managing Member.

The Company earns commissions from executing trades for the profit-sharing plan. In addition, investment advisory fees for services rendered to the plan were absorbed by the Company.

Note 7.   Related Party

The Company is a party to an expense sharing agreement with its holding company, Sentinus Holdings LLC (d/b/a Rothschild Holdings LLC). In addition to rent, as outlined above in Note 5, the Company incurs other costs, most notably management costs. The Company incurred $107,645 of expense relating to this agreement in 2023.

Additionally, the Company provides brokerage and investment services to certain employees and executive officers and their family members. Advisory fees are waived and commissions charged may be reduced.

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 9.   Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

Rothschild Investment LLC

Notes to Statement of Financial Condition

Note 9.   Financial Instruments with Off-Balance-Sheet Risk (Continued)

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $2,178,765 which was $1,928,765 in excess of its required net capital $250,000. The Company's aggregate indebtedness to net capital ratio was .40 to 1.